SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avantair, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

05350T101
(CUSIP Number)

A. Lorne Weil
750 Lexington Avenue
New York, New York
(212) 318-9191
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS LW Air I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 05350T101

1	NAMES OF REPORTING PERSONS LW Air II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 05350T101

1	NAMES OF REPORTING PERSONS LW Air III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 05350T101

1	NAMES OF REPORTING PERSONS LW Air IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 05350T101

1	NAMES OF REPORTING PERSONS LW Air V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 05350T101

1	NAMES OF REPORTING PERSONS A. Lorne Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,820,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,820,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,820,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.35%
14	TYPE OF REPORTING PERSON (See instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 (the “Common Stock”), of Avantair, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 4311 General Howard Drive, Clearwater, FL 33762.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by A. Lorne Weil (“Mr. Weil”), LW Air I LLC (“LW Air I”), LW Air II LLC (“LW Air II”), LW Air III LLC (“LW Air III”), LW Air IV LLC (“LW Air IV”), and LW Air V LLC (“LW Air V”, and together with LW Air I, LW Air II, LW Air III and LW Air IV, the “LW Air Entities”; the LW Air Entities, together with Mr. Weil, the “Reporting Persons”), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto.  The address of the principal business and principal office of each of the LW Air Entities, and the business address of Mr. Weil, is 750 Lexington Avenue, New York, NY 10022.

Each of the LW Air Entities is a Delaware limited liability company, the principal business of which is the purchase, ownership and operation of private aviation aircraft.

Mr. Weil is the sole manager and principal equity owner of each of the LW Air Entities.  Mr. Weil’s principal occupation is serving as Chairman of the Board and Chief Executive Officer of Scientific Games Corporation, a public company with its principal business address at 750 Lexington Avenue, New York, NY 10022.  Mr. Weil is a citizen of Canada.

Mr. Weil has been a director of the Company since November 2010.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).  To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) under the Act.

The A. Lorne Weil 2006 Irrevocable Investment Trust, a Delaware trust with an independent corporate trustee, of which trust Mr. Weil, his spouse and his descendants are among the beneficiaries, purchased senior secured convertible promissory notes and warrants of the Company in a private placement by the Company on November 30, 2012, and accordingly that trust became a beneficial owner of shares of Common Stock subject to potential future issuance upon any conversion of such notes and any exercise of such warrants.  Mr. Weil disclaims beneficial ownership within the meaning of the applicable securities laws of any shares of Common Stock beneficially owned by such trust.  The Reporting Persons anticipate that the trust will file a separate statement on Schedule 13D with respect to shares of Common Stock beneficially owned by the trust.

Item 3. Source and Amount of Funds or Other Consideration.

Of the shares of Common Stock to which this Schedule 13D relates, 250,000 outstanding shares beneficially owned directly by Mr. Weil were purchased in the open market for a total price of $150,000 using personal funds, and the remaining 10,000 outstanding shares beneficially owned directly by Mr. Weil constitute restricted stock granted to him as a director pursuant to the Company’s Long-Term Incentive Plan.  The 1,200,000 outstanding shares of Common Stock beneficially owned directly by each of the LW Air Entities were issued to them by the Company in connection with, inter alia, the amendment of the terms of the five respective aircraft management agreements between the Company and each of the LW Air Entities to irrevocably reduce the owner’s monthly proceeds by $25,000 per month for a period of twelve consecutive months, or total reductions of $300,000 for each LW Air Entity and $1,500,000 in the aggregate for all five LW Air Entities.  The remaining 9,560,430 shares of Common Stock beneficially owned by Mr. Weil or the LW Entities to which this Schedule 13D relates are unissued shares subject to potential future issuance upon any exercise of certain warrants and payment of the exercise price specified therein.

The senior secured convertible promissory notes and warrants of the Company acquired by the A. Lorne Weil 2006 Irrevocable Investment Trust were purchased from the Company in a private placement by the Company on November 30, 2012, for a purchase price of $2,000,000, from the funds held in such trust.  The shares of Common Stock beneficially owned by such trust are unissued shares subject to potential future issuance upon any conversion of such notes at the conversion price specified therein and any exercise of such warrants and payment of the exercise price specified therein.

Item 4. Purpose of Transaction.

The shares of Common Stock purchased and beneficially owned directly by Mr. Weil were acquired as an investment.

Each of the five LW Air Entities is a party to an aircraft management agreement with the Company.  Such aircraft management agreements were amended to irrevocably reduce the owner’s monthly proceeds payable to each of the LW Air Entities by a total of $300,000, and in that connection each of the LW Air Entities was issued 400,000 shares of Common Stock pursuant to a Restricted Stock Agreement effective as of September 28, 2012, adjusted to 1,200,000 shares and warrants to purchase 1,200,000 shares as of November 30, 2012.  In addition, each of such aircraft management agreements was amended to provide that the Company is not required to pay the owner certain additional amounts unless usage of the aircraft subject to such management agreement exceeds a rate of 1,350 hours per year, retroactive to the commencement of such agreement, and in that connection the Company entered into an Amended and Restated Warrant Agreement with Mr. Weil effective as of September 28, 2012 providing for the purchase of up to 2,373,620 shares of Common Stock at an exercise price of $1.00 per share, adjusted to 3,560,430 shares of Common Stock at an exercise price of $0.50 per share as of November 30, 2012.  The Amended and Restated Warrant Agreement, together with Amendment No. 1 thereto dated as of November 30, 2012, amend and supersede the previous warrant agreement between the parties.  The warrants underlying the Amended and Restated Warrant Agreement expire on October 19, 2015.  Such Amended and Restated Warrant Agreement provides, among other things, that the Company may redeem such warrants at any time at a price of $0.01 per warrant, provided that the volume weighted average price of the Company’s Common Stock has been at least 300.0% of the exercise price of the warrant for any twenty trading days, during any consecutive thirty day trading period, ending on the third trading day preceding the date of the notice of redemption of such warrants.  See Item 3 above.

The shares subject to such Restricted Stock Agreement and such Amended and Restated Warrant Agreement were included in a Statement of Changes in Beneficial Ownership on Form 4 filed with the Securities and Exchange Commission (the “Commission”) on behalf of Mr. Weil on October 2, 2012; the respective documents as finalized were filed with the Commission on November 16, 2012 as Exhibits 10.2 and 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (the “September 2012 10-Q”), which Exhibits are hereby incorporated by reference herein.

Amendment No. 1 to such Restricted Stock Agreement dated as of November 30, 2012 and Amendment No. 1 to such Amended and Restated Warrant Agreement dated as of November 30, 2012 are attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, which Exhibits are hereby incorporated by reference herein.

The A. Lorne Weil 2006 Irrevocable Investment Trust purchased $2,000,000 aggregate principal amount of senior secured convertible promissory notes of the Company, convertible at a conversion price of $0.25 per share into an aggregate of up to 8,000,000 shares of Common Stock, and warrants to purchase an aggregate of up to 8,000,000 shares of Common Stock at an exercise price of $0.50 per share, in a private placement by the Company on November 30, 2012.  Such notes and warrants were purchased as an investment of such trust.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Any reference to or description of any terms of the Restricted Stock Agreement and Amendment No. 1 thereto, or the Amended and Restated Warrant Agreement and Amendment No. 1 thereto, is qualified by reference to the full text of such documents, which are identified as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)
Each of the five LW Air Entities beneficially owns 1,200,000 issued and outstanding shares of Common Stock and an additional 1,200,000 unissued shares of Common Stock subject to potential future issuance upon any exercise of certain warrants, which would constitute approximately 5.7% of the outstanding shares of Common Stock based on the 28,701,634 shares of Common Stock reported to be issued and outstanding in the Company’s September 2012 10-Q and an additional 12,200,000 shares, or a total of 40,901,634 shares, understood by the Reporting Persons to be issued and outstanding as of November 30, 2012 and giving effect to an exercise in full of all such warrants (but not to the potential conversion of notes or the potential exercise of warrants by any other person).  Because of his position as manager of each of the LW Air Entities, Mr. Weil, pursuant to Rule 13d-3 under the Act, may be deemed to be the beneficial owner of the 6,000,000 issued and outstanding shares of Common Stock, and the 6,000,000 unissued shares of Common Stock subject to potential future issuance upon exercise of warrants, beneficially owned in the aggregate by the five LW Air Entities, which would constitute approximately 25.59% of the outstanding shares of Common Stock in the aggregate based on the 40,901,634 shares understood to be issued and outstanding as of November 30, 2012 and after giving effect to an exercise in full of all such warrants (but not to the potential conversion of notes or the potential exercise of warrants by any other person).  Mr. Weil disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

In addition, Mr. Weil beneficially owns directly 260,000 issued and outstanding shares of Common Stock and 3,560,430 unissued shares of Common Stock subject to potential future issuance upon any exercise of certain warrants, or together with the shares beneficially owned by the LW Air Entities, a total of 15,820,430 shares, constituting approximately 31.35% of the outstanding shares of Common Stock based on the 40,901,634 shares understood to be issued and outstanding as of November 30, 2012 and giving effect to an exercise in full of all such warrants (but not to the potential conversion of notes or the potential exercise of warrants by any other person).

The A. Lorne Weil 2006 Irrevocable Investment Trust beneficially owns an aggregate of 16,000,000 unissued shares of Common Stock subject to potential future issuance upon any conversion of certain notes and any exercise of certain warrants.  Such shares would constitute approximately 28.12% of the outstanding shares of Common Stock based on the 40,901,634 shares understood to be issued and outstanding as of November 30, 2012 and giving effect to a conversion in full of all such notes and an exercise in full of all such warrants held by such trust (but not to the potential conversion of notes or the potential exercise of warrants by any other person).  The shares of Common Stock beneficially owned by the Reporting Persons and the shares of Common Stock beneficially owned by the A. Lorne Weil 2006 Irrevocable Investment Trust would together total 31,820,430 shares of Common Stock, which would constitute approximately 47.88% of the outstanding shares of Common Stock based on the 40,901,634 shares understood to be issued and outstanding as of November 30, 2012 and giving effect to a conversion in full of all notes and an exercise in full of all warrants held by the Reporting Persons or such trust (but not to the potential conversion of notes or the potential exercise of warrants by any other person).

(b)
Each of the LW Air Entities has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,200,000 outstanding shares of Common Stock beneficially owned by it and would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,200,000 unissued shares of Common Stock subject to potential future issuance upon any exercise of certain warrants.  As the manager of each of the LW Air Entities, Mr. Weil may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the aggregate of 6,000,000 outstanding shares of Common Stock, and the aggregate of 6,000,000 unissued shares of Common Stock subject to potential future issuance, beneficially owned by the LW Air Entities.

Mr. Weil has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 260,000 outstanding shares of Common Stock beneficially owned directly by him and would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 3,560,430 unissued shares of Common Stock subject to potential future issuance upon any exercise of certain warrants beneficially owned directly by him.

The A. Lorne Weil 2006 Irrevocable Investment Trust and the trustee thereof would have the sole power to vote or direct the vote and to dispose or direct the disposition of the 16,000,000 unissued shares of Common Stock subject to potential future issuance beneficially owned by the trust.

(c)	During the past sixty days, the Reporting Persons effected the transactions in the Company’s securities described in Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth herein or in the Exhibits filed herewith or incorporated by reference herein, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D under the Act with respect to the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Reporting Agreement, dated December 4, 2012.

Exhibit 99.2
Restricted Stock Agreement effective as of September 28, 2012 (incorporated by reference from Exhibit 10.2 to Quarterly Report on Form 10-Q filed by Avantair, Inc. on November 16, 2012 (Commission File No. 000-5115)).

Exhibit 99.3
Amended and Restated Warrant Agreement effective as of September 28, 2012 (incorporated by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q filed by Avantair, Inc. on November 16, 2012 (Commission File No. 000-5115)).

Exhibit 99.4	Amendment No. 1 to Restricted Stock Agreement effective as of November 30, 2012.

Exhibit 99.5	Amendment No. 1 to Amended and Restated Warrant Agreement effective as of November 30, 2012.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: December 4, 2012

/s/  A. Lorne Weil
A. Lorne Weil

LW Air I LLC

By: /s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Manager

LW Air II LLC

By: /s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Manager

LW Air III LLC

By: /s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Manager

LW Air IV LLC

By: /s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Manager

LW Air V LLC

By: /s/ A. Lorne Weil
Name: A. Lorne Weil
Title: Manager